EXHIBIT 3

March 20, 2012

General Atlantic Service Company, LLC
3 Pickwick Plaza
Greenwich, Connecticut 06830

Ladies and Gentlemen:

This First Amendment (the “Amendment”) to the Letter Agreement, dated as of December 22, 2011, (the “Letter”) by and between C&J Energy Services, Inc. (the “Company”) and General Atlantic Service Company, LLC (“General Atlantic”), is made and entered into as of this 20th day of March, 2012 by and among the Company and General Atlantic.  Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Letter.

Each of the parties hereto agree that it is in its best interest to amend the Letter as set forth in this Amendment. In consideration of the foregoing premises and the mutual covenants and agreements as set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.           Amendment to Section 4(ii).  Section 4(ii) of the Letter shall be deleted and replaced in its entirety with the following:

“(ii) acquire, offer to acquire, or agree to acquire, by purchase in the open market, by purchase from Citi, StepStone or Energy Spectrum or otherwise, ownership of any class of voting securities of the Company that, when aggregated with General Atlantic’s then-current percentage of ownership of any class of voting securities of the Company, would exceed 15%;”

2.           This Amendment may be executed in several counterparts, each of which shall be an original of this Amendment but all of which, taken together, shall constitute one and the same Amendment.

3.           Except as expressly amended herein, all terms and provisions of the Letter shall remain in full force and effect.

You further acknowledge that you are aware that the Company is a publicly traded company, and that you are aware and your Representatives have been advised, that the United States securities laws and other laws prohibit any person who has material non-public information concerning an entity from purchasing or selling securities of such entity or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.  You acknowledge that the information previously provided to you pursuant to the Letter or as may be provided pursuant to the Letter and this Amendment may contain material non-public information.  Without limiting the foregoing, you agree that you will only use such information in accordance with applicable law.

If the foregoing is acceptable to you, please so signify by signing the enclosed copy of this agreement and returning it to me.

Sincerely yours, C&J ENERGY SERVICES INC.

By:	/s/ Theodore R. Moore
	Name:	Theodore R. Moore
	Title:	VP – General Counsel

Accepted and agreed:

GENERAL ATLANTIC SERVICE COMPANY, LLC

By:	/s/ David Rosenstein
	Name:	David Rosenstein
	Title:	General Counsel/Managing Director